UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 8, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    ANGLOGOLD Beats Operating Guidance; Growth Projects on Schedule

Quarter 3 2012
Report
for the quarter and nine months ended 30 September 2012
Group results for the quarter….
·   Gold production of 1.03Moz, lower-than-anticipated production from South Africa and Obuasi.
·   Total cash costs of $866/oz, compared with guidance of $835/oz to $865/oz.
·   Adjusted headline earnings of $235m, or 61 US cents a share.
·   Quarterly dividend declared of 50 South African cents per share (approximately 6 US cents per share).
·   Capital expenditure cut by $200m to $2bn - $2.1bn; certain projects and corporate costs under review.
·   Tropicana on track for first production of gold before the end of next year; Kibali remains on track.
·   Technology & Innovation Consortium making good progress on reef-boring project for South African mines.
·   All Injury Frequency Rate (AIFR) the lowest on record at 7.93 per million hours worked.
For the first three quarters….
·   Profit attributable to equity shareholders at $1,019m (2011: $1,167m).
·   Adjusted headline earnings at $917m (2011: $1,002m).
·   EBITDA at $2,065m, compared to $2,234m during the same period last year.
·   Year to date AIFR of 8.2 per million hours worked, a 16% improvement on 2011 year-end performance.
Quarter
Nine months
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
1,030
1,073 1,092 3,084 3,217
Price received
1
- $/oz
1,648
1,607 1,713 1,649 1,539
Total cash costs - $/oz
866
801 737 821 716
Total production costs - $/oz
1,081
1,002                   922

1,027
                  910
Financial review
Adjusted gross profit
2
-
$m                                 573
633                   816
1,923 1,942
Gross profit - $m
512
633                   815
1,862 1,941
Profit attributable to equity shareholders       - $m
168
287                   456
1,019 1,167
- cents/share
43
74 118 263 302
Headline earnings - $m
178
307                   476
1,036 1,194
- cents/share
46
79 123 268 309
Adjusted headline earnings
3
- $m
235
253 457 917 1,002
- cents/share
61
65 118 237 260
Cash flow from operating activities - $m
304
462                   863
1,348 2,011
Capital expenditure - $m
545
451                   408
1,350 1,002
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and
Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the
Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Operations at a glance
for the quarter ended 30 September 2012
oz (000)
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$/oz
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$m
Year-on-year
$m Variance
2
Qtr on Qtr
$m Variance
3
SOUTH AFRICA
373
(5) 3
849
12 9
208
(82) 3
Great Noligwa
29
16 21
1,047
(17) (7)
11
5 5
Kopanang
48
(38) (14)
1,104
58 27
15
(46) (13)
Moab Khotsong
46
(35) (15)
1,029
44 13
6
(39) (6)
Mponeng
126
8 5
623
6 6
108
(5) 12
Savuka
10
(23) (17)
1,026
10 16
4
(7) (3)
TauTona
60
3 15
847
(7) (5)
31
3 12
First Uranium SA
14
- -
898
- -
2
2 2
Surface Operations
40
25 (9)
852
(3) 25
31
5 (6)
CONTINENTAL AFRICA
357
(13) (12)
916
24 11
197
(128) (47)
Ghana
Iduapriem
45
(6) (4)
1,051
22 4
20
(12) (1)
Obuasi
60
(23) (28)
1,167
41 23
14
(33) (20)
Guinea
Siguiri - Attr. 85%
60
7 (10)
985
4 36
32
(10) (14)
Mali
Morila - Attr. 40%
4
18
(25) (18)
780
(5) (10)
15
(6) -
Sadiola - Attr. 41%
4
26
(16) 18
963
22 (19)
15
(12) 6
Yatela - Attr. 40%
4
7
(13) 17
1,790
16 (23)
(1)
(2) 4
Namibia
Navachab
15
(6) (29)
1,040
(6) 25
4
(3) (9)
Tanzania
Geita
127
(15) (9)
682
44 8
96
(46) (10)
Non-controlling interests,
exploration and other
4
(2) (1)
AUSTRALASIA
64
28 (10)
937
(40) (21)
36
36 11
Australia
Sunrise Dam
64
28 (10)
891
(43) (19)
40
39 9
Exploration and other
(3)
(3) 3
AMERICAS
237
- 2
798
52 19
154
(98) (9)
Argentina
Cerro Vanguardia - Attr. 92.50%
56
8 -
772
161 18
44
(20) 3
Brazil
AngloGold Ashanti Mineração
91
(10) (6)
837
51 21
37
(61) (17)
Serra Grande
5
30
100 100
853
(7) (1)
18
9 10
United States of America
Cripple Creek & Victor
60
(13) (6)
725
29 21
52
(16) 1
Non-controlling interests,
exploration and other
3
(10) (7)
OTHER
6
10 (9)
Sub-total
1,030
(6) (4)
866
18 8
601
(263) (51)
Equity accounted investments included above
(28)
20 (9)
AngloGold Ashanti
573
(243)
(60)
1
Refer to note B "Non GAAP disclosure" for definition
2
Variance September 2012 quarter on September 2011 quarter - increase (decrease).
3
Variance September 2012 quarter on June 2012 quarter - increase (decrease).
4
Equity accounted joint ventures.
5
Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
The current quarter’s adjusted headline earnings (AHE) of $235m or 61 US cents per share is lower, when compared with
$457m or 118 US cents per share recorded in the third quarter of 2011. The decline is principally due to a 6% drop in gold production, a $65/oz lower gold price, higher cash costs associated with inflation including wage increases, lower grades and by-product credits, increased exploration and study costs, and higher finance charges. These adverse impacts were partially mitigated by the deferred tax credit of $58m from the Serra Grande tax restructuring.
When compared to the June 2012 quarter, AHE declined by 7% primarily due to 4% lower production, higher unit costs
(wage increases and winter power tariffs in the South African region and, for the wage increases, also in the Americas), lower by-product credits, increased exploration and study costs, and higher finance charges.
Profit attributable to equity shareholders for the third quarter was $168m and year-to-date amounted to $1,019m compared to $1,167m for the year-to-date last year. The third quarter net profit of $168m was 41% or $119m lower than the June quarter due to higher costs, increased exploration and study costs, higher finance costs and fair value losses relating to the convertible bonds and commodity contracts. These factors were partly mitigated by the deferred tax credit from the Serra
Grande tax restructuring. Cash flow generated from operating activities was $304m during the third quarter, compared with
$863m a year earlier. Capital expenditure was $545m (including equity accounted joint ventures) for the September 2012 quarter compared to $408m for the September 2011 quarter. Net debt increased from $879m at the end of the second quarter to $1,569m at the end of September following the completion of the acquisition of First Uranium’s Mine Waste
Solutions for $335m on 20 July 2012, and higher capital expenditure. AngloGold Ashanti expects net debt to increase by year-end given its project capital expenditure profile.
SOUTH AFRICA
Following a wave of labour unrest and unprotected strike action that took place throughout South Africa since early August, workers at AngloGold Ashanti’s Kopanang mine embarked on an unprotected strike on 20 September, preventing the commencement of the night shift on 20 September. Workers at the three West Wits and balance of the Vaal River regions’
operations joined the unprotected work stoppage on 25 September.
The company worked throughout this challenging period to find a mutually agreeable solution to the unprocedural work stoppage, which cost approximately 32,000oz a week in lost production while the entire South African portfolio remained idle. AngloGold Ashanti, along with its major gold-producing peers in South Africa, used the Entry Level Task Team, established in the 2011 collective wage negotiation process to: increase the entry-level pay of employees; establish a new pay category for equipment operators; provide an allowance for rock-drill operators; and increase pay by 2% for most categories of worker. The net impact of this settlement on the payroll cost for AngloGold Ashanti is $16m per annum.
Striking employees at the Kopanang and Great Noligwa mines, as well as the surface operations, started returning to work on Monday 22 October while Moab Khotsong followed a day later. The situation at those mines, as well as all surface operations, remains normal and they are in the process of ramping up to full production.
On Friday 26 October following extensive dialogue between AngloGold Ashanti’s regional management and employees, most of the striking workforce returned to the three West Wits mines. TauTona, however, was again disrupted by an underground sit-in on 1 November where employees demanded early payment of a safety incentive, which was offered to help ensure the safe restart of the mine. A day later, Mponeng’s normal operations were disrupted by a similar sit-in. This occurred again on 5 November at Mponeng, with threats made by striking miners to their colleagues. In both cases, damage was caused to company property. In the wake of this second disruption at Mponeng, a decision was taken to suspend operations at the mine given that AngloGold Ashanti was unable to ensure the safety of staff. Striking employees will again receive no pay while the situation persists and the mine will remain closed until assurances can be received that normal, safe operations can resume. These work stoppages on the world’s deepest underground mines, which have started suddenly and have lasted five weeks (and longer in the case of Mponeng), are unprecedented and pose significant safety risks and operating challenges. AngloGold Ashanti continues to take every precaution to ensure the operations are restarted safely and that the ore bodies are not compromised.
As of 2 November, AngloGold Ashanti estimates the strike had cost about 250,000oz of lost production during the fourth quarter due to the work stoppages and also in the slow ramp up to full production. While concerted efforts are being made to end the impasse at Mponeng, and to prevent it from spreading to neighbouring operations, the continued disruption will further exacerbate the production losses. The lower volumes will have a commensurate impact on regional and group unit cash costs.
CORPORATE UPDATE
AngloGold Ashanti’s management has moved decisively to counter the impact of the strike, in order to maintain appropriate financial flexibility. Capital expenditure for 2012 has been reduced by $200m and is now estimated at $2bn to $2.1bn. A study of all corporate and operating costs is currently being conducted. AngloGold Ashanti’s industry leading exploration programme is being focused on key, high-potential projects and capital projects are being reviewed. At Mongbwalu, in the

Democratic Republic of Congo, the development schedule is being reviewed in order to provide time to assess additional discoveries that have been made. Development of the Sadiola Deep Sulphides project is being slowed, as are the life extension projects at Moab Khotsong and Mponeng in South Africa. Also in South Africa, production plans are being reviewed to focus the existing operations on higher margin, higher quality operations. Additional detail will be provided along with fourth-quarter and full-year operating and financial results in early 2013, when AngloGold Ashanti traditionally provides production, capital expenditure and cost forecasts for the year ahead.
DIVIDEND
The company remains committed to focusing on the cash returns to shareholders whilst, as previously stated, considering cash flow, investment needs and the financial strength of the business in the context of delivering on its business plan and strategic growth objectives. The unprotected strike action at the South African operations, which started late in the third quarter and continued through much of the fourth quarter to date, have had an adverse impact on the quarter three results and will significantly impact the quarter four results. On 17 October 2012, following the downgrade of the South African sovereign ratings, Standard and Poor’s announced that the company is being placed on credit watch negative, which may result in downgrading the company’s credit rating below investment grade. On the basis of these developments and management’s efforts to effect cuts in expenditures whilst retaining confidence in the long term outlook, the Board has reduced the quarter three dividend to 50 South African cents per share. It is expected that the dividend will be at a similar level in the fourth quarter assuming that the unprotected strike action is speedily resolved, before moving back in line with long term operating and financial performance in 2013.
SAFETY
Tragically, four fatal incidents were reported during the quarter. Safety remains the highest priority across the organisation and the focus remains on improving safety throughout the organisation through various programmes and initiatives including the on-going implementation of Project ONE, incident risk protocols and risk management training. As a result, overall safety performance continues to improve. The All Injury Frequency Rate (AIFR) in the third quarter was the lowest quarterly rate on record for the organisation at 7.93 per million hours worked. Year-to-date, the AIFR was 8.2 per million hours worked, a
16% improvement when compared to the 2011 year-end performance, and all regions reflect double digit improvement in
AIFR against 2011 year-end performance. Notably, Kopanang achieved 1,000,000 fatality free shifts and Yatela remains injury free for 2012.
OPERATING REVIEW
Production for the three months to 30 September 2012 was 1.03Moz at a total cash cost of $866/oz compared to 1.09Moz at a total cash cost of $737/oz for the three months to 30 September 2011. This compares with guidance for the period of
1.07Moz to 1.10Moz at a total cash cost of $835/oz to $865/oz. Output was affected primarily by labour unrest in South
Africa and lower-than-anticipated performance from the Obuasi mine in Ghana. Lower volumes had an adverse effect on unit total cash costs.
The South African operations produced 373,000oz at a total cash cost of $849/oz in the three months to 30 September
2012 compared with 394,000oz at a total cash cost of $757/oz a year earlier. The year-on-year performance was impacted by labour unrest in South Africa, where absenteeism and work stoppages in the immediate aftermath of the Marikana shooting on 16 August, and the strike that started at Kopanang on 20 September and spread to the remainder of the South
African operations on 25 September, affected production. The performance was also adversely affected by winter power-
tariff increases in South Africa; increased seismic activity in the West Wits area; reduced volumes mined coupled with lower mining grades in the Vaal River district; inflationary pressures and continued safety-related stoppages through the quarter.
At the West Wits operations, Mponeng’s production increased by 8% year-on-year to 126,000oz due to improved volumes, as the same quarter last year was negatively impacted by safety stoppages. Total cash costs rose 6% to $623/oz year-on-
year as a result of continued efforts to improve in-stope safety. At neighbouring TauTona, output increased from a year earlier to 60,000oz, mainly as a result of improved volumes mined. Total cash costs decreased by 7% to $847/oz due to improved production, cost savings initiatives and vigorous cost management. The full implementation of Project ONE has resulted in production improvements through the completion of Simunye training, shaft optimisation and shaft compliance.
The stabilisation of the Vertical Transport and Turbo areas has resulted in cost improvements due to restructuring of work.
The Vaal River Operations, particularly Moab Khotsong, were severely impacted by safety-related stoppages along with mining flexibility constraints and the industrial strike action. Gold production at Moab Khotsong fell by 35% from a year earlier to 46,000oz principally due to the above mentioned operational issues as well as a 10% reduction in grade with a
44% rise in total cash cost to $1,029/oz. The successful implementation of a work management system and recovery plan at Great Noligwa resulted in a 16% year-on-year increase in production to 29,000oz. At the same time, total cash costs decreased by 17% to $1,047/oz. Kopanang, adversely affected by mining flexibility issues and lower mining grades, experienced a 38% year-on-year decline in production to 48,000oz while total cash costs rose by 58% to $1,104/oz.
Surface Operations production rose by 25% to 40,000oz whilst total cash costs decreased by 3% to $852/oz.
The production business units completed the first of a series of engagement workshops to improve working relationships.
To address the skills level of middle managers, an Advanced Mine Overseers training programme is expected to be rolled out upon finalisation of the programme, following excellent results in its pilot phase. Simunye training, to improve safety and production of all production teams is progressing well with 61% of all stoping crews trained.

The Continental Africa Region operations produced 357,000oz at a total cash cost of $916/oz in the third quarter of 2012, compared with 411,000oz at a total cash cost of $739/oz reported in the third quarter of 2011.
In Tanzania, production at Geita was 15% lower than the same period last year at 127,000oz as mining grades normalised to plan, partly mitigated by an increase in tonnage throughput. Total cash costs increased, when compared to the same period last year, by 44% to $682/oz due to the lower production and increases in mining contract rates.
In Ghana, production at Iduapriem was 45,000oz, 6% lower than the third quarter in 2011 due to delays in accessing higher grade areas and increased environmental compliance costs. Total cash costs were higher at $1,051/oz primarily due to the lower production. At Obuasi, production was 23% lower than a year earlier at 60,000oz due to development of ore stopes being behind schedule with a resultant delay in access to average reserve grade ore. Consequently, total cash costs rose
41% to $1,167/oz. The decision to terminate the relationship with the development contractor was announced during
October, given that sub-par development performance has been identified as a key constraint to the mine’s performance in recent years. AngloGold Ashanti is expected to assume operational accountability for development at the mine after the required 28-day notice period. The costs of the termination and consequential impact will be reflected in the fourth quarter financials.
In Guinea, Siguiri’s production rose 7% year-on-year to 60,000oz as tonnage throughput was sustained at the higher levels achieved in the previous quarter. Total cash costs were 4% higher at $985/oz.
In Mali, Morila’s production was 25% lower year-on-year at 18,000oz as the higher grade ore stockpiles were fully depleted and processing of the marginal grade stockpiles commenced. Despite the lower year-on-year production, total cash costs decreased by 5% to $780/oz. Sadiola, which continues to be affected by lower grades and transition ore, had production
16% lower than the same quarter in the prior year at 26,000oz, and its total cash costs increased by 22% to $963/oz, primarily as a result of the lower production.
In Namibia, Navachab’s production was 15,000oz, 6% lower than the same period last year, reflecting a decrease in tonnage as a result of industrial action in the quarter that impacted normal operations. Total cash costs averaged $1,040/oz.
The Americas region produced 237,000oz of gold at a total cash cost of $798/oz in the third quarter of 2012, compared with
238,000oz at a total cash cost of $524/oz a year earlier.
At Cripple Creek & Victor gold production was 60,000oz which was 13% lower than the third quarter in 2011, while cash cost increased by 29% to $725/oz primarily due to higher cost ounces placed on the heap leach pad. Cripple Creek & Victor received two critical approvals related to Mine Life Extension 2 (MLE 2) project.
At AngloGold Ashanti Brasil Mineração, production was 10% lower than the same quarter last year at 91,000oz with lower production from Cuiabá due to geotechnical issues and lower equipment availability. At the Córrego do Sítio operation, the sulphide plant reached stabilization in August and mine ramp up continues toward full production which is expected by the end of the year. Total cash cost rose 51% to $837/oz as a consequence of lower gold produced and higher labour costs due to the annual collective agreement in August, as well as ore stockpile and gold in process movements. At Serra Grande, production was 100% higher than the prior year at 30,000oz following the acquisition of the remaining 50% stake in the mine on 28 June 2012. Total cash cost was 7% lower at $853/oz as a result of ore stockpile and gold in process movements and the weakening real. This was partially offset by higher labour costs due to the annual collective agreement in August and higher development costs.
In Argentina, at Cerro Vanguardia, attributable gold production at 56,000oz was 8% higher than the same quarter last year as a consequence of an increase in tonnage throughput. Attributable silver production at 516,000oz represents a 3%
increase compared to the previous quarter. Total cash cost at the operation was $772/oz. Costs were impacted by continuing local inflation issues.
In Australasia production at Sunrise Dam increased by 28% year-on-year to 64,000oz with total cash costs decreasing
43% to $891/oz. Cash costs saw a $30m (A$29m) credit due to the receipt of insurance claim funds relating to the pit wall failure. During the quarter, a total of 172m of underground capital development and 2,695m of operational development were completed during the quarter.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $545m (including equity-accounted joint ventures) during the quarter, of which $262m was spent on growth projects. Of the growth related capital $21m was spent in the Americas, $116m was spent in Continental Africa, $73m in Australasia and $52m in South Africa.
The Kibali project, the joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold
Resources (45%), is expected to require attributable project capital expenditure of $982m (including contingencies and escalation), to fund development of the open pit and underground mines, as well as associated infrastructure, with first gold from the open pit targeted for late next year. Year-to-date, AngloGold Ashanti has spent $137m towards the development of the Kibali project which continued to make steady progress in line with the development schedule. Bulk earthworks and civil works progressed with the first concrete pour to the mill achieved at the end of the quarter. The Relocation Action Plan
(RAP) continues in earnest with the completion of repairs to the houses impacted by storm damage together with planned construction of the remaining houses. A total of 1,554 houses have been constructed to date.

Tropicana Gold Project continues to make steady progress towards its first production expected by year-end 2013. The key activities that drove project expenditure in the September quarter included infrastructure construction focused on village installation, bore field pipeline, structural steel buildings and administration facilities, with plant construction works including concrete, tankage and the commencement of structural steel. The project is progressing well, and is 64% complete. Design and procurement activities are complete and the focus is aimed at expediting and managing the respective site based contractors to ensure delivery of work in line with project expectations. Subsequent to the last update, the Electrical and
Instrumentation (E&I) contract was awarded and the last main contract, the Tailings Storage Facility (TSF) construction contract, was tendered. The E&I contract was within the forecast and the opening bids for the TSF contract were within the forecast, providing additional confidence in the capital cost forecast.
Technology and Innovation Project
AngloGold Ashanti’s Technology & Innovation Consortium continued to clear technical hurdles on the path to creating a safe, automated mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations. During the third quarter, the team completed three raise bore holes on reef at the 97 level site at TauTona. The remaining two holes planned for the year will focus on improving the speed of the drilling process. Substantial headway in the design and testing of ultra high strength backfill has also been achieved. Initial surface pumping trial has proven that the 160Mpa strength mix design could be pumped over a horizontal distance of 40m and a height of 3m.
EXPLORATION
Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was
$107m ($33m on brownfield, $35m on greenfield and $39m on pre-feasibility studies), compared with $96m in the third quarter of 2011 ($35m on brownfield, $33m on greenfield, and $28m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter.
Greenfield exploration activities were undertaken in six regions (Australia, Americas, Pacific, Sub-Saharan Africa and the
Middle East & North Africa) during the third quarter of 2012. A total of 105,673 metres of diamond, RC and aircore drilling was completed on existing priority targets and used to delineate new targets in Australia, Colombia, Brazil, Guinea,
Tanzania, Egypt, the Solomon Islands and the DRC.
In Colombia, exploration included diamond drilling at the Nuevo Chaquiro target on the Quebradona project, a joint venture between AngloGold Ashanti (69.6%) and B2Gold (30.4%). A total of 3,406m was drilled, targeting porphyry Au-Cu-Mo and associated epithermal mineralisation. To date, mineralisation has been traced to depths approaching 1,500m.
At La Colosa, drilling continued for geotechnical and hydrological studies, and the continuity of the structurally controlled high grade core was established. The four drills operating during the quarter completed 12,700m, including 310m @ 1.98g/t from 20m. Positive assay results continued to return from holes drilled previously in 2012 with Borehole COL148 returning a value of 1.84g/t over 201m from a depth of 400m.
In Australia, encouraging results have been returned for first pass aircore drilling at the Beaker prospect, within the Viking project (AGA 100%) and include 9m @ 1.74g/t Au, 3m @ 9.07g/t Au and 3m @ 3.17g/t Au. Results are still awaited for the recently completed diamond drilling programme.
At Tropicana, drilling for the Havana Deeps Prefeasibility Study was completed during the quarter with 2,183m of diamond drilling. All assay results have been returned and have been incorporated into the geological model. Two encouraging results were received from holes at the north eastern limit of drilling at Havana (18m @ 5.4g/t Au from 500m and 5m @
9.0g/t Au from 560m). These indicate the potential for a third high grade shoot at Havana.
A Mineral Resource model update is targeted for completion by year end, with this forming the basis for open pit and underground mining studies scheduled to be undertaken during 2013. Study work has commenced with metallurgical testing underway and mining and geotechnical review commenced.
In Guinea, exploration work focussed on the Kounkoun trend in Block 3, with infill and delineation drilling. Resource modelling is in progress for Saraya in Block 2, while reconnaissance drilling will commence over Block 4 after the wet season in the fourth quarter. At Kounkoun Central and Kounkoun South, a total of 14,894m of drilling was completed;
comprising 8,434m aircore, 6,460m of RC, and follows previously delineated mineralised zones. The best results include, but are not limited to (true widths), 46.04m @ 2.11g/t Au from 12m in KKAC559, 29.13m @ 2.74g/t Au from 144.5m in
KKDD008, 23m @ 1.84g/t Au from 11m in KKRC124, 29.7m @ 1.18g/t Au from 45m in KKAC593, 15.97m @ 2.23g/t Au from 43m in KKRC084 and 10.34m @ 3.07g/t Au from 35m in KKAC580.
At Siguiri, a total of 33,707m of drilling was completed, with about two-thirds of RC drilling focused on upgrading oxide
Mineral Resources around Kozan, Soloni, Kossise NE, Kalamagna and Tubani-Bidini. The Kozan and Soloni infill drilling areas consistently returned some good intersections during the quarter, while the infill programme in the gap between
Tubani and Bidini confirmed the continuous nature of the steeply dipping ore bodies. Infill drilling at Kossise NE successfully targeted the extensions of steeply dipping NE trending mineralised faults identified by the CET research group in the
Kossise pit in 2011.
At Geita, drilling programmes focused on capitalised infill drilling programmes (13,067m) at Geita Hill East and West,
Nyankanga Blocks 1, 2 and cut 7, Ridge 8 and Star Comet-Ridge 8 gap. Expensed drilling (13,167m) was undertaken at
Nyankanga Block 4 Gap and the refractory ore Mineral Resource delineation at Kukuluma – Matendani – Area 3 drilling projects.

Assay results for DD & RC infill holes indicated positive intersections. For Nyankanga, Geita Hill and Ridge 8 the received results confirmed the continuation of the ore body as expected. For Star & Comet extension, for most sections drilled the orezone widened with respect to the existing ore boundaries. Sterilisation drilling (1,860m) for Geita Hill waste dump area was completed.
At Navachab in Namibia, seven diamond drill holes (2,908m) were completed during the quarter in the NP3 area targeting the FW main shoot veins down plunge extension. Assays returned in the quarter show some high Au intersections of nearly
40m thickness (e.g. N868 39.47m @ 3.12g/t Au from 74.37m).
In Egypt at Hutite, 4,235m of diamond and RC drilling was completed from the Central Domain and the best results include:
9m @ 10.8g/t Au from 259m in HUD057, 7m @ 4.2g/t Au from 280m in HUD058, 9m @ 5.4g/t Au from 59m in HUD061,
25m @ 1.82g/t Au from 118m in HUD060 and 4m @ 7.88g/t Au from 189m in HUD067. The first six deep holes to depths of
600m below surface have been completed and results will be reported in the fourth quarter 2012.
More detail on AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com. An updated
Reserve and Resources Statement will be published with our full-year financial report at the end of the financial year.
OUTLOOK
Given the continued work stoppage at the Mponeng mine and the uncertainty around the timing of a resolution and also the consequent ramp-up of production, AngloGold Ashanti believes it prudent to withhold quarterly cost and production guidance for the fourth quarter at this time. Once a resolution is reached, normal work patterns have resumed and there is greater visibility of future production, the company will review this position. As in prior years, the fourth quarter earnings will be distorted by year-end accounting adjustments such as reassessment of useful lives, re-set of environment and rehabilitation provisions, direct and indirect tax and inventory provisions. In addition the fourth quarter 2012 will also include the adverse impact of the South African strikes and the cost of changeover of the Obuasi mining contract.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2012
2012
2011
2012
2011
US Dollar million
Notes
Reviewed Reviewed Reviewed Reviewed Reviewed
Revenue
2
1,664
1,684 1,873 5,142 5,066
Gold income
1,629
1,619 1,793 4,955 4,791
Cost of sales 3
(1,056)
(986) (977) (3,032) (2,849)
Loss on non-hedge derivatives and other
commodity contracts
(61)
- (1) (61) (1)
Gross profit
512
633 815 1,862 1,941
Corporate administration, marketing and other
expenses
(70)
(69) (67) (207) (201)
Exploration and evaluation costs
(107)
(88) (76) (271) (196)
Other operating expenses 4
(5)
(28) (11) (40) (32)
Special items
5
(25)
8 (13) - 18
Operating profit
305
456 648 1,344 1,530
Dividends received
7
- - 7 -
Interest received
10
9 10 31 29
Exchange gain
1
8 15 7 12
Fair value adjustment on option component of
convertible bonds
(2)
24 11 66 98
Finance costs and unwinding of obligations 6
(65)
(49) (48) (163) (148)
Fair value adjustment on mandatory convertible
bonds
(11)
29 9 97 95
Share of equity-accounted investments' (loss)
profit
-
(6) 24 16 57
Profit before taxation
245
471 669 1,405 1,673
Taxation
7
(76)
(186) (204) (373) (477)
Profit for the period
169
285 465 1,032 1,196
Allocated as follows:
Equity shareholders
168
287 456 1,019 1,167
Non-controlling interests
1
(2) 9 13 29
169
285 465 1,032 1,196
Basic earnings per ordinary share (cents)
(1)
43
74 118 263 302
Diluted earnings per ordinary share (cents)
(2)(3)
43
61 109 220 248
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and nine months ended 30 September 2012 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Mark Cutifani, the Group's Chief Executive Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer.
The financial statements for the quarter and nine months ended 30 September 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.
(3)
Restated - refer note 8

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2012
2012
2011
2012
2011
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
Profit for the period
169
285 465 1,032 1,196
Exchange differences on translation of foreign
operations
(24)
(128) (389) (57) (412)
Share of equity-accounted investments' other
comprehensive loss
-
- - - (1)
Net loss on available-for-sale financial
assets
(6)
(12) (42) (17) (71)
Release on impairment of available-for-sale
financial assets
3
- 17 4 19
Deferred taxation thereon
(1)
5 (11) 4 (11)
(4)
(7) (36) (9) (63)
Deferred taxation rate change on actuarial losses
-
- - (9) -
Other comprehensive loss for the
period net of tax
(28)
(135) (425) (75) (476)
Total comprehensive income
for the period net of tax
141
150 40 957 720
Allocated as follows:
Equity shareholders
140
152 31 944 691
Non-controlling interests
1
(2) 9 13 29
141
150 40 957 720
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2012
2012
2011
2011
US Dollar million
Note
Reviewed Reviewed Audited Reviewed
ASSETS
Non-current assets
Tangible assets
7,620
6,789 6,525 6,042
Intangible assets
289
243 210 191
Investments in equity-accounted associates and joint ventures
928
835 702 692
Other investments
175
178 186 193
Inventories
589
454 410 407
Trade and other receivables
85
81 76 116
Deferred taxation
160
61 79 69
Cash restricted for use
32
24 23 22
Other non-current assets
9
9 9 9
9,887
8,674 8,220 7,741
Current assets
Inventories
1,220
1,138 1,064 959
Trade and other receivables
557
460 350 279
Current portion of other non-current assets
-
- - 1
Cash restricted for use
61
32 35 38
Cash and cash equivalents
1,123
987 1,112 1,075
2,961
2,617 2,561 2,352
Non-current assets held for sale
1
2 21 1
2,962
2,619 2,582 2,353
TOTAL ASSETS
12,849
11,293 10,802 10,094
EQUITY AND LIABILITIES
Share capital and premium 10
6,721
6,711 6,689 6,660
Retained earnings and other reserves
(1,040)
(1,135) (1,660) (2,015)
Shareholders' equity
5,681
5,576 5,029 4,645
Non-controlling interests
61
61 137 133
Total equity
5,742
5,637 5,166 4,778
Non-current liabilities
Borrowings
2,708
2,492 2,456 2,439
Environmental rehabilitation and other provisions
1,234
795 782 597
Provision for pension and post-retirement benefits
214
217 195 164
Trade, other payables and deferred income
12
14 14 16
Derivatives
28
26 93 78
Deferred taxation
1,215
1,149 1,158 1,051
5,411
4,693 4,698 4,345
Current liabilities
Current portion of borrowings
713
32 32 47
Trade, other payables and deferred income
829
732 751 712
Taxation
154
199 155 212
1,696
963 938 971
Total liabilities
7,107
5,656 5,636 5,316
TOTAL EQUITY AND LIABILITIES
12,849
11,293 10,802 10,094
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2012
2012
2011
2012
2011
US Dollar million
Note
Reviewed Reviewed Reviewed Reviewed Reviewed
Cash flows from operating activities
Receipts from customers
1,603
1,691 1,875 5,052 4,967
Payments to suppliers and employees
(1,149)
(1,106) (988) (3,339) (2,864)
Cash generated from operations
454
585 887 1,713 2,103
Dividends received from equity-accounted joint ventures
14
20 34 54 78
Taxation refund
-
- 1 - 96
Taxation paid
(164)
(143) (59) (419) (266)
Net cash inflow from operating activities
304
462 863 1,348 2,011
Cash flows from investing activities
Capital expenditure
(448)
(374) (382) (1,135) (939)
Interest capitalised and paid
(4)
(2) - (8) -
Expenditure on intangible assets
(24)
(20) (6) (52) (6)
Proceeds from disposal of tangible assets
2
1 4 4 12
Other investments acquired
(18)
(23) (74) (80) (135)
Proceeds from disposal of investments
17
19 37 73 79
Investments in equity-accounted associates and joint ventures
(106)
(66) (31) (217) (80)
Proceeds from disposal of equity-accounted joint venture
-
- - 20 -
Loans advanced to equity-accounted associates and joint ventures
(1)
(48) (10) (64) (13)
Loans repaid by equity-accounted associates and joint ventures
-
1 - 1 -
Dividends received
1
1 - 1 -
Proceeds from disposal of subsidiary
-
- - - 9
Cash in subsidiary acquired (disposed)
5
- - 5 (11)
Acquisition of subsidiary and loan 13
(335)
- - (335) -
(Increase) decrease in cash restricted for use
(33)
20 (9) (31) (22)
Interest received
7
8 11 26 29
Repayment of loans advanced
-
- 2 - 3
Net cash outflow from investing activities
(937)
(483) (458) (1,792) (1,074)
Cash flows from financing activities
Proceeds from issue of share capital
1
- 2 2 3
Proceeds from borrowings
1,061
150 101 1,212 106
Repayment of borrowings
(203)
(4) (104) (212) (259)
Finance costs paid
(17)
(57) (14) (89) (89)
Acquisition of non-controlling interest
-
(215) - (215) -
Revolving credit facility and bond transaction costs
(21)
- - (29) -
Dividends paid
(46)
(66) (50) (214) (103)
Net cash inflow (outflow) from financing activities
775
(192) (65) 455 (342)
Net increase (decrease) in cash and cash equivalents
142
(213) 340 11 595
Translation
(6)
(16) (104) - (106)
Cash and cash equivalents at beginning of period
987
1,216 839 1,112 586
Cash and cash equivalents at end of period
1,123
987 1,075 1,123 1,075
Cash generated from operations
Profit before taxation
245
471 669 1,405 1,673
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
61
- 1 61 1
Amortisation of tangible assets
202
195 192 588 565
Finance costs and unwinding of obligations
65
49 48 163 148
Environmental, rehabilitation and other expenditure
(2)
5 (6) (2) 29
Special items
10
2 23 13 44
Amortisation of intangible assets
1
1 1 3 2
Deferred stripping
(7)
2 (1) (11) 26
Fair value adjustment on option component of convertible bonds
2
(24) (11) (66) (98)
Fair value adjustment on mandatory convertible bonds
11
(29) (9) (97) (95)
Interest received
(10)
(9) (10) (31) (29)
Share of equity-accounted investments' loss (profit)
-
6 (24) (16) (57)
Other non-cash movements
5
27 (4) 55 15
Movements in working capital
(129)
(111) 18 (352) (121)
454
585 887 1,713 2,103
Movements in working capital
Increase in inventories
(87)
(92) (15) (209) (123)
(Increase) decrease in trade and other receivables
(90)
(37) 73 (181) (8)
Increase (decrease) in trade and other payables
48
18 (40) 38 10
(129)
(111) 18 (352) (121)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2010 6,627 194 (2,750) (2) 86 (62) (104) 3,989 124 4,113
Profit for the period 1,167 1,167 29 1,196
Other comprehensive loss (1) (63) (412) (476) (476)
Total comprehensive (loss) income
-                     (1)           1,167                       -                (63)                   -                  (412)                 691                  29                    720
Shares issued
33
33 33
Share-based payment for share awards
net of exercised
14 14 14
Dividends paid (89) (89) (89)
Dividends of subsidiaries
- (13) (13)
Translation
(32)                   30
(1) 10 7 (7) -
Balance at 30 September 2011 6,660 175 (1,642) (2) 22 (52) (516) 4,645 133 4,778
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Profit for the period
1,019
1,019
13
1,032
Other comprehensive loss
(9)
(9)
(57)
(75)
(75)
Total comprehensive income (loss)
-                      -              1,019                     -                  (9)                 (9)                   (57)                  944                   13                  957
Shares issued
32
32
32
Share-based payment for share awards
net of exercised
12
12
12
Acquisition of non-controlling interest
(144)
(144)
(71)
(215)
Dividends paid
(193)
(193)
(193)
Dividends of subsidiaries
-
(17)
(17)
Translation
(6)
3

1
3
1
(1)
-
Balance at 30 September 2012
6,721
177
(615)
(2)
10
(84)
(526)
5,681
61
5,742
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental reporting
for the quarter and nine months ended 30 September 2012
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold income
South Africa
606
539 675 1,669 1,889
Continental Africa
582
653 683 1,958 1,807
Australasia
101
117 93 333 282
Americas
421
390 448 1,243 1,095
1,709
1,700 1,899 5,203 5,073
Equity-accounted investments included above
(80)
(81) (106) (248) (282)
1,629
1,619 1,793 4,955 4,791
Gross profit (loss)
South Africa
147
205 290 534 763
Continental Africa
197
244 325 758 732
Australasia
36
25 - 78 (5)
Americas
154
163 252 551 558
Corporate and other
6
15 (4) 24 12
540
652 863 1,945 2,060
Equity-accounted investments included above
(28)
(19) (48) (83) (119)
512
633 815 1,862 1,941
Capital expenditure
South Africa
161
130 140 396 351
Continental Africa
208
180 101 510 268
Australasia
82
52 32 176 62
Americas
77
75 125 233 308
Corporate and other
17
14 10 35 14
545
451 408 1,350 1,002
Equity-accounted investments included above
(73)
(54) (20) (161) (58)
472
397 388 1,189 944
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold production
South Africa
373
362 394 1,041 1,226
Continental Africa
357
407 411 1,146 1,151
Australasia
64
71 50 203 183
Americas
237
233 238 695 657
1,030
1,073 1,092 3,084 3,217
As at
As at
As at
As at
Sep
Jun
Dec
Sep
2012
2012
2011
2011
Reviewed
Reviewed
Audited
Reviewed
Total assets
South Africa
3,131
2,234 2,148 2,033
Continental Africa
4,840
4,685 4,288 4,072
Australasia
994
803 736 582
Americas
2,765
2,652 2,501 2,378
Corporate and other
1,120
919 1,129 1,029
12,849
11,293 10,802 10,094
Rounding of figures may result in computational discrepancies.
Quarter ended
oz (000)
US Dollar million
Nine months ended
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual members of the Executive
Management team are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Nine months ended

Notes
for the quarter and nine months ended 30 September 2012
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 16, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2012, where applicable.
The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2012.
2. Revenue
Quarter ended
Nine months ended
Sep
Jun
Sep                   Sep                    Sep
2012
2012
2011                  2012                   2011
Reviewed
Reviewed
Reviewed           Reviewed            Reviewed
US Dollar million
Gold income
1,629
1,619
1,793
4,955
4,791
By-products (note 3)
28
43
57
132
175
Dividends received
7
-
-
7
-
Royalties received (note 5)
(10)
12
13
18
71
Interest received
10
9
10
31
29
1,664
1,684
1,873
5,142
5,066
3.
Cost of sales
Quarter ended
Nine months ended
Sep
Jun
Sep                  Sep                   Sep
2012
2012
2011                  2012                  2011
Reviewed
Reviewed
Reviewed           Reviewed           Reviewed
US Dollar million
Cash operating costs
866
815
777
2,445
2,241
Insurance reimbursement
(30)
-                       -
(30)                       -
By-products revenue (note 2)
(28)
(43)
(57)                  (132)                 (175)
808
772
720
2,283
2,066
Royalties
49
44
55
142
142
Other cash costs
10
8
9
25
23
Total cash costs
867
825
784
2,450
2,231
Retrenchment costs
2
3
4
8
10
Rehabilitation and other non-cash costs
16
25
11
50
72
Production costs
885
853
799
2,509
2,314
Amortisation of tangible assets
202
195
192
588
565
Amortisation of intangible assets
1
1
1
3
2
Total production costs
1,089
1,049
992
3,100
2,881
Inventory change
(32)
(63)
(14)                    (68)                   (31)
1,056
986
977
3,032
2,849
4.
Other operating expenses
Quarter ended
Nine months ended
Sep
Jun
Sep                    Sep                   Sep
2012
2012
2011                   2012                  2011
Reviewed
Reviewed
Reviewed            Reviewed           Reviewed
US Dollar million
Pension and medical defined benefit provisions
4
26
7
35
15
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
1
2
4
5
17
5
28
11
40
32
Rounding of figures may result in computational discrepancies.

5.    Special items
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep Sep
2012
2012
2011
2012 2011
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Indirect tax expenses and legal claims
3
-                        3                         8 13
Impairment of tangible assets (note 8)
1
1                        3                         2 14
Impairment reversal of intangible assets (note 8)
-
-                         - (10)                        -
Black Economic Empowerment transaction
modification costs for Izingwe (Pty) Limited
-
-                         -                         - 7
Impairment of other receivables
1
-                         -                         1 1
Royalties received (note 2)
(1)
10
(12) (13) (18)                    (71)
Net loss on disposal and derecognition of land,
mineral rights, tangible assets, exploration
properties and other (note 8)
7
3                         4 13                        2
Impairment of investments (note 8)
3
-                       16                        4                       18
Profit on disposal of subsidiary ISS International
Limited (note 8)
-
-                         -                         - (2)
25
(8) 13                          - (18)
(1)
Boddington royalties include an over accrual relating to the prior quarter of $11m.
6.
Finance costs and unwinding of obligations
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep                    Sep
2012
2012
2011
2012                   2011
Reviewed Reviewed Reviewed
Reviewed            Reviewed
US Dollar million
Finance costs
50
36 34
121                     107
Unwinding of obligations, accretion of convertible
bonds and other discounts
15
13 14
43                      41
65
49 48
163                     148
7.      Taxation
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep                   Sep
2012
2012
2011
2012                   2011
Reviewed Reviewed Reviewed
Reviewed            Reviewed
US Dollar million
South African taxation
Mining tax
25
31                       42                       82
                    42
Non-mining tax
6
4                       (1)
 11                       4
(Over) under prior year provision
(2)
1                       (3)
-
                      5
Deferred taxation
Temporary differences
19
7                       53                       37
180
Unrealised non-hedge derivatives and other
commodity contracts
(17)
-                         -
(17)                        -
Change in statutory tax rate
-
-                         -
(131)                        -
31
43                        92                    (18)
232
Foreign taxation
Normal taxation
77
94                      107                     300
                   211
Under prior year provision
-
6                         7                        6
                       7
Deferred taxation
Temporary differences
(32)
43                        (1)
45 27
Change in statutory tax rate
-
-                          -
41                         -
45
143                       113                   391
                   245
76
186                        204                  373
                   477
Rounding of figures may result in computational discrepancies.

8.       Headline earnings
Quarter ended
Nine months ended
Sep
Jun
Sep                  Sep                    Sep
2012
2012
2011                  2012                  2011
Reviewed Reviewed Reviewed           Reviewed           Reviewed
US Dollar million
The profit attributable to equity shareholders has
been adjusted by the following to arrive at headline
earnings:
Profit attributable to equity shareholders
168
287                    456 1,019 1,167
Impairment of tangible assets (note 5)
1
1 3 2 14
Impairment reversal of intangible assets (note 5)
-
-                       - (10)                       -
Net loss on disposal and derecognition of land,
mineral rights, tangible assets, exploration
properties and other (note 5)
7
3 4 13 2
Impairment of investments (note 5)
3
- 16 4 18
Profit on disposal of subsidiary ISS International
Limited (note 5)
-
- - - (2)
Net impairment of investment in associates and joint
ventures
-
14 - 12 2
Special items of associates
-
-                        - (3)                       -
Taxation on items above - current portion
(1)
-                        - (1) 1
Taxation on items above - deferred portion
(1)
1                     (2)                       - (8)
178
307                     476 1,036 1,194
Headline earnings per ordinary share (cents)
(1)
46
79 123 268 309
Diluted headline earnings per ordinary share (cents)
(2)(3)
46
66 114 224 254
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
(3)
The September 2011 quarter and the September 2011 nine months ended diluted earnings per ordinary share and diluted headline earnings per ordinary share amounts have been corrected to take into account the earnings effect of the fair value adjustment of the option component of the 3.5%
convertible bonds. The impact of this correction decreased diluted earnings per ordinary share by 3 cents and 23 cents and diluted headline earnings per ordinary share by 3 cents and 24 cents respectively.
9.
Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep               Sep                   Sep
2012
2012
2011              2012                  2011
Reviewed Reviewed Reviewed        Reviewed           Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000      600,000,000       600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000         4,280,000          4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000          2,000,000         2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000 5,000,000          5,000,000         5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
383,110,317
382,812,185 381,850,470       383,110,317      381,850,470
E ordinary shares in issue
2,498,230
2,513,952 3,421,848          2,498,230          3,421,848
Total ordinary shares:
385,608,547
385,326,137 385,272,318       385,608,547       385,272,318
A redeemable preference shares
2,000,000
2,000,000 2,000,000          2,000,000          2,000,000
B redeemable preference shares
778,896
778,896 778,896            778,896             778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
382,854,974
382,507,333 381,644,151       382,593,036      381,471,126
E ordinary shares
2,546,474
2,550,514 3,431,215          2,541,262         2,958,298
Fully vested options
1,447,978
1,799,218 1,305,486          1,706,404         1,447,478
Weighted average number of shares
386,849,426
386,857,065 386,380,852       386,840,702      385,876,902
Dilutive potential of share options
1,510,368
1,353,761 1,290,253          1,545,223         1,321,614
Dilutive potential of convertible bonds
(1)
-
33,524,615 33,524,615         33,524,615       33,524,615
Diluted number of ordinary shares
388,359,794
421,735,441 421,195,720        421,910,540     420,723,131
(1)
The dilutive effect of the convertible bonds are not the same for the quarter and the nine months ended September 2012 as the effect of the convertible bonds are anti-dilutive for the quarter.
10.   Share capital and premium
As At
Sep
Jun                  Dec                   Sep
2012
2012                  2011                 2011
Reviewed Reviewed              Audited Reviewed
US Dollar million
Balance at beginning of period
6,782
6,782 6,734 6,734
Ordinary shares issued
32
22 57 33
E ordinary shares issued and cancelled
(1)
(1)                   (9)                      (2)
Sub-total
6,813
6,803 6,782 6,765
Redeemable preference shares held within the group
(53)
(53)                  (53)                   (53)
Ordinary shares held within the group
(17)
(17)                 (17)                    (22)
E ordinary shares held within the group
(22)
(22)                  (23)                   (30)
Balance at end of period
6,721
6,711 6,689 6,660
Rounding of figures may result in computational discrepancies.

11.     Exchange rates
Sep
Jun                 Dec                    Sep
2012
2012                 2011                  2011
Unaudited Unaudited         Unaudited           Unaudited
ZAR/USD average for the year to date
8.04
7.93 7.26 6.97
ZAR/USD average for the quarter
8.25
8.12 8.09 7.14
ZAR/USD closing
8.30
8.16 8.04 8.11
AUD/USD average for the year to date
0.97
0.97 0.97 0.96
AUD/USD average for the quarter
0.96
0.99 0.99 0.95
AUD/USD closing
0.96
0.98 0.97 1.04
BRL/USD average for the year to date
1.92
1.86 1.68 1.63
BRL/USD average for the quarter
2.03
1.96 1.80 1.64
BRL/USD closing
2.03
2.02 1.87 1.89
ARS/USD average for the year to date
4.46
4.39 4.13 4.08
ARS/USD average for the quarter
4.61
4.44 4.25 4.16
ARS/USD closing
4.70
4.53 4.30 4.20
12.     Capital commitments
Sep
Jun
Dec
Sep
2012
2012
2011
2011
Reviewed          Reviewed               Audited          Reviewed
US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
1,004
491 202 286
(1)
Includes capital commitments relating to equity-accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13.  Business combinations
Acquisition of First Uranium (Pty) Limited
On 20 July 2012, AngloGold Ashanti acquired the entire share capital of First Uranium (Pty) Limited (South Africa), a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.
The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
2012
US Dollars million
Assets
Tangible assets
616
Listed Investments 3
Cash restricted for use 3
Deferred tax 52
Inventories 134
Trade and other receivables 2
Cash and cash equivalents 5
815
Liabilities
Deferred tax
60
Environmental rehabilitation and other provisions 386
Loans from group companies 204
Trade and other payables 48
698
Total identifiable net assets at fair value 117
Purchase consideration
131
Goodwill recognised on acquisition 14
Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary 5
Cash paid - Share capital acquired (131)
Cash paid - Loan acquired
(204)
(330)

From the date of acquisition, First Uranium has contributed $21m of revenue and a loss of $44m to the net profit before tax of the group which is principally due to the unrealised portion of the commodity contract. If the combination had taken place at the beginning of the year, the profit for the period would have been $1,076m and revenue would have been $5,208m.
The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of the operating activities in the statement of cash flows.
The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti tailings will reduce the environmental liability associated with those tailings. In addition the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti and First Uranium tailings alike.
None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in provisions except for the fair value movements related to the commodity contract or goodwill since the date of acquisition.
Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.
14.     Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 September are detailed below:
Contingencies and guarantees
Sep
2012
Sep
2011
Reviewed
Unaudited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – South Africa
(2)
-
-
Indirect taxes – Ghana
(3)
21
11
ODMWA litigation
(4)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(5)
33
26
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(6)
172
84
Other tax disputes – Mineração Serra Grande S.A.
(7)
18
9
Litigation – Ghana
(8)
32
-
Contingent assets
Indemnity – Kinross Gold Corporation
(9)
(98)
-
Royalty – Boddington Gold Mine
(10)
-
-
Royalty – Tau Lekoa Gold Mine
(11)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(12)
12
12
190
142
(1)    Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)    Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and
affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reliable estimate can be made for the obligation.
(3)    Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $21m (2011: $11m) during
September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(4)     Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile
Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was
handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims. Mr Mankayi passed away subsequent to the hearing in the Supreme Court of
Appeal. Following the Constitutional Court judgement, Mr Mankayi’s executor may proceed with his case in the
High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.
On or about 21 August 2012, AngloGold Ashanti Limited was served with motion proceedings in Johannesburg relating to silicosis and other occupational lung diseases (“OLD”). The motion proceedings seek to have the court certify a class of mineworkers with OLD who previously worked or continue to work in one of six gold mines currently within AngloGold Ashanti’s South African operations. In the event the class is certified, such class of workers would institute actions by way of a summons against AngloGold Ashanti Limited and potentially other defendants for amounts as yet unspecified. At least one similar class action has been threatened against
AngloGold Ashanti Limited by another law firm. As of 30 September 2012, a further 31 individual claims have been received and AngloGold Ashanti has filed a notice of intention to oppose the claims. It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti Limited in the future.
AngloGold Ashanti will defend these and any other future claims, if and when filed, on their merits. Should
AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court, such matters would have an adverse effect on AngloGold Ashanti’s financial position, which could be material. In view of the limitation of current information for the estimation of any liability that may arise as a result of such claims, no reasonable estimate can be made of any such potential liability.
(5)    Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian
federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m (2011: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2011: $5m).
(6)    Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $106m (2011: attributable share $52m) and $66m (2011: attributable share $32m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of
MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The
State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011
(first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for
review and verification. The first case was already returned to the COMEX and the second case was sent in
June 2012. The company believes both assessments are in violation of federal legislation on sales taxes.
(7)    Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $18m (2011: attributable share $9m).
(8)    AngloGold Ashanti Ghana terminated its longstanding Underground Development Contract with Mining and
Building Construction Company (MBC). MBC has submitted various claims against AngloGold Ashanti Ghana arising out of this contract to the value of $32m. The company intends to defend against the claims.
(9)    Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June
2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m
($126m at quarter end exchange rates) against the specific exposures discussed in items 6 and 7 above.
(10)  Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's total cash cost plus $600/oz. The royalty commenced on 1 July
2010 and is capped at a total amount of $100m, of which $45m (2011: $26m) has been recorded to date.
Royalties of nil (2011: $9m) were recorded during the quarter as a result of the conditions mentioned above not being met.

(11)  Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 273,019oz produced have been received to date. Royalties of $1m
(2011: $1m) were received during the quarter.
(12)  Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $12m). The suretyship agreements have a termination notice period of 90 days.
15.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
16.    Change in presentation currency
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the prior position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use
US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US Dollars.
The change in presentation currency has no effect on comparative information.
17.    Announcements
On 23 July 2012, AngloGold Ashanti announced that it had signed a new US$1bn, five-year unsecured revolving credit facility (RCF) maturing in July 2017 with a banking syndicate. The facility replaced the four-year, US$1bn unsecured RCF maturing in April 2014.
On 25 July 2012, AngloGold Ashanti announced the pricing of an offering of $750m aggregate principal amount of
5.125% notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the company, at an issue price of 99.398%. The company received net proceeds from the offering of $737m, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by the company.
On 14 August 2012, AngloGold Ashanti announced that Maria Esperanza Sanz Perez, Group General Counsel, will also assume the role of Company Secretary following the retirement of Lynda Eatwell. The appointment was effective 1 September 2012.
On 21 September 2012, AngloGold Ashanti announced an unprotected strike at Kopanang operations which prevented the night shift from taking place on 20 September 2012. Subsequently, on 25 September 2012,
AngloGold announced that workers at South African operations (West Wits and Vaal River) had embarked on an unprotected strike, joining those at Kopanang mine, preventing the commencement of the night shift on
25 September 2012.
On 10 October 2012, the JSE Limited granted AngloGold Ashanti the listing of its Senior Unsecured Fixed Rate
Notes of R300m, due 14 January 2013, and Senior Unsecured Floating Rate Notes of R700m, due 11 October
2013, under its R10bn Domestic Medium Term Note Programme dated 29 June 2012.
On 13 October 2012, AngloGold Ashanti terminated its underground development contract with Mining and Building
Construction Company (MBC) at the Obuasi mine in Ghana. AngloGold Ashanti is committed to ensuring that the estimated 900 members of MBC’s workforce directly affected by the termination of the underground development contract receive their current due entitlements. The remaining surface contracts at Obuasi between the two parties remain intact.
On 6 November 2012, AngloGold Ashanti announced a second sit-in by dayshift employees at Mponeng mine which has again forced management to halt mining and processing activity. These sit-ins follow the unprotected strike, which started on 25 September 2012. Work has continued as normal at AngloGold Ashanti’s remaining
South African mines.

18.     Dividend
The salient details Dividend No. 114 for the quarter ended 30 June 2012 paid by AngloGold Ashanti Limited
(Registration Number 1944/017354/06) is shown below:
Rate
of
Exchange
Gross
dividend
declared
Withholding
tax at
15%
Net
dividend
paid
Date of
Payment
2012
South African cents per ordinary share
-
100
15
85      14 September
UK pence per ordinary share
R13.13825/£1
7.6114
1.1417
6.4697      14 September
Australian cents per CHESS Depositary Interest (CDI)         R1/A$0.11530
2.306
0.346
1.960      14 September
Ghana cedi per ordinary share
R1/¢0.2358
0.2358
0.035
0.20043      14 September
Ghana cedi per Ghanaian Depositary Share (GhDS)
R1/¢0.2358
0.00236
0.00035
0.002004      17 September
US cents per American Depositary Share (ADS)
R8.262276/$1
12.1032
1.8155
10.2877      24 September
Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Quarter ended 30 June 2012 Dividend No. E14 of 50 South African cents (gross), or 42.5 South African cents (net)
was paid to holders of E ordinary shares on 14 September 2012, being those employees participating in the
Bokamoso ESOP and 50 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No. 115 for the quarter ended 30 September 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (gross)
50
Dividends tax rate applicable to shareholders liable to pay the dividend tax 15%
STC credits utilised in South African cents Nil
Rate in South African cents (net) where dividend tax at 15% is payable 42.5
The ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration is 383,285,642
The E ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration is 1,620,158
AngloGold Ashanti Limited’s tax reference number 9640006608
In compliance with the requirements of Strate, given the company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 22 November
Last date to trade ordinary shares cum dividend Friday, 23 November
Last date to register transfers of certificated securities cum dividend Friday, 23 November
Ordinary shares trade ex-dividend Monday, 26 November
Record date Friday, 30 November
Payment date Friday, 14 December
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders’ bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 26 November and Friday, 30 November 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2012
Ex dividend on New York Stock Exchange Wednesday, 28 November
Record date Friday, 30 November
Approximate date for currency conversion Friday, 14 December
Approximate payment date of dividend Monday, 24 December

Assuming an exchange rate of R8.6170/$, the gross dividend payable per ADS, which is subject to a 15% South
African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2012
Last date to trade and to register GhDSs cum dividend Friday, 23 November
GhDSs trade ex-dividend Monday, 26 November
Record date Friday, 30 November
Approximate payment date of dividend Monday, 17 December
Assuming an exchange rate of R1/0.21815¢, the gross dividend payable per share, which is subject to a 15% South
African withholding tax, is equivalent to 0.1091 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, the directors declared Dividend No. E15 for the quarter ended 30 September 2012, of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP, which dividend is subject to a 15% withholding tax, and 25 South African cents per E ordinary share payable to Izingwe Holdings (Proprietary)
Limited. These dividends will be paid on Friday, 14 December 2012.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
6 November 2012

Non-GAAP disclosure
A
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (note 8)
178
307 476 1,036 1,194
Loss on unrealised non-hedge derivatives and
other commodity contracts
61
- 1 61 1
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
(17)
- - (17) -
Fair value adjustment on option component of convertible bonds
2
(24) (11) (66) (98)
Fair value adjustment on mandatory convertible bonds
11
(29) (9) (97) (95)
Adjusted headline earnings
235
253 457 917 1,002
Adjusted headline earnings per ordinary share (cents)
(1)
61
65 118 237 260
(1)
B
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
(1)
Gross profit 512 633 815 1862 1941
Loss on unrealised non-hedge derivatives and other
commodity contracts
61 - 1 61 1
Adjusted gross profit
(1)
573 633 816 1,923 1,942
(1) Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
C
Price received
Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,629
1,619 1,793 4,955 4,791
Adjusted for non-controlling interests
(19)
(45) (49) (115) (130)
1,610
1,574 1,744 4,840 4,661
Realised loss on other commodity contracts
5
-
-
5
-
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
80
81 106 247 282
Attributable gold income including realised non-hedge
derivatives
1,695
1,655 1,850 5,092 4,943
Attributable gold sold - oz (000)
1,029
1,030 1,080 3,088 3,212
Revenue price per unit - $/oz
1,648
1,607 1,713 1,649 1,539
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Quarter ended
US Dollar million
Calculated on the basic weighted average number of ordinary shares.
Quarter ended
US Dollar million / Imperial
Nine months ended
Nine months ended
Quarter ended
Nine months ended
Adjusted gross profit

Sep
Jun
Sep
Sep
Sep
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
Total costs
Total cash costs (note 3)
867
825 784 2,450 2,231
Adjusted for non-controlling interests and non-gold producing companies
(26)
(23) (36) (80) (85)
Associates' and equity accounted joint ventures' share of total cash costs
51
58 56 161 157
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
892
860 804 2,531 2,303
Retrenchment costs (note 3)
2
3 4 8 10
Rehabilitation and other non-cash costs (note 3)
16
25 11 50 72
Amortisation of tangible assets (note 3)
202
195 192 588 566
Amortisation of intangible assets (note 3)
1
1 1 3 2
Adjusted for non-controlling interests and non-gold producing companies
(3)
(11) (7) (19) (31)
Associates and equity accounted joint ventures' share of production costs
3
2 1 7 6
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,113
1,075 1,007 3,168 2,928
Gold produced - oz (000)
1,030
1,073 1,092 3,084 3,217
Total cash cost per unit - $/oz
866
801 737 821 716
Total production cost per unit - $/oz
1,081
1,002 922 1,027 910
E
EBITDA
Operating profit
305
456 648 1,344 1,530
Amortisation of tangible assets (note 3)
202
195 192 588 565
Amortisation of intangible assets (note 3)
1
1 1 3 2
Impairment of tangible assets (note 5)
1
1 3 2 14
Impairment reversal of intangible assets (note 5)
-
- - (10) -
Loss on unrealised non-hedge derivatives and other commodity contracts
61
- 1 61 1
Share of associates' EBITDA
16
12 37 60 103
Impairment of investments (note 5)
3
- 16 4 18
Net loss on disposal and derecognition of assets (note 5)
7
3 4 13 2
Profit on disposal of ISS International Limited (note 5)
-
- - - (2)
597
668 902 2,065 2,234
F
Interest cover
EBITDA (note D)
597
668 902 2,065 2,234
Finance costs (note 6)
(1)
50
36 34 121 107
Capitalised finance costs
4
2 1 8 1
54
38 35 129 108
Interest cover - times
11
18 26 16 21
As at
As at
As at
As at
Sep
Jun
Dec
Sep
2012
2012
2011
2011
Unaudited
Unaudited
Unaudited
Unaudited
G
Net asset value - cents per share
Total equity
5,742
5,637 5,166 4,778
Mandatory convertible bonds
656
647 760 771
6,398
6,284 5,926 5,549
Number of ordinary shares in issue - million (note 9)
386
385 385 385
Net asset value - cents per share
1,659
1,631 1,540 1,440
Total equity
5,742
5,637 5,166 4,778
Mandatory convertible bonds
656
647 760 771
Intangible assets
(289)
(243) (210) (191)
6,109
6,041 5,716 5,358
Number of ordinary shares in issue - million (note 9)
386
385 385 385
Net tangible asset value - cents per share
1,584
1,568 1,485 1,391
H
Net debt
Borrowings - long-term portion
2,708
1,847 1,698 1,670
Borrowings - short-term portion
57
30 30 45
Total borrowings
(1)
2,765
1,877 1,728 1,715
Corporate office lease
(32)
(33) (33) (32)
Unamortised portion of the convertible and rated bonds
52
78 85 72
Cash restricted for use
(93)
(56) (58) (60)
Cash and cash equivalents
(1,123)
(987) (1,112) (1,075)
Net debt excluding mandatory convertible bonds
1,569
879 610 621
Rounding of figures may result in computational discrepancies.
US Dollar million
(1)
Borrowings exclude the mandatory convertible bonds (note H).
Quarter ended
US Dollar million / Imperial
Nine months ended
(1)
The increase in the finance costs is due to the acceleration of the old RCF fees and the finance charge of the new $750m rated bond.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
237 - - - 237
Mined - 000 tonnes 1,480 386 417 650 2,932
Milled / Treated - 000 tonnes 1,309 429 541 749 3,028
Recovered grade - oz/ton 0.221 0.124 0.057 0.146 0.160
- g/tonne 7.58 4.26 1.97 5.00 5.47
Gold produced - oz (000) 319 59 34 120 533
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 6,687 36 - - 6,722
Recovered grade - oz/ton 0.007 0.025 - - 0.007
- g/tonne 0.25 0.85 - - 0.25
Gold produced - oz (000) 54 1 - - 55
OPEN-PIT OPERATION
Volume mined - 000 bcm - 11,661 1,369 - 13,030
Mined - 000 tonnes - 27,865 3,312 6,244 37,421
Treated - 000 tonnes - 6,151 293 268 6,712
Stripping ratio - ratio - 4.12 16.66 19.05 5.29
Recovered grade - oz/ton - 0.043 0.091 0.154 0.049
- g/tonne - 1.47 3.12 5.29 1.69
Gold produced - oz (000) - 290 29 46 365
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,078 - 15,110 17,188
Placed - 000 tonnes - 315 - 5,917 6,232
Stripping ratio - ratio - 12.60 - 1.74 2.03
Recovered grade - oz/ton - 0.024 - 0.012 0.013
- g/tonne - 0.83 - 0.42 0.44
Gold placed - oz (000) - 8 - 79 88
Gold produced - oz (000) - 7 - 71 77
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5 10 46 16 8
TOTAL
OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2012
Subsidiaries' gold produced - oz (000) 373 307 64 237 980
Joint ventures' gold produced - oz (000) - 50 - - 50
Attributable gold produced - oz (000) 373 357 64 237 1,030
Minority gold produced - oz (000) - 11 - 5 15
Subsidiaries' gold sold - oz (000) 370 296 61 253 980
Joint ventures' gold sold - oz (000) - 49 - - 49
Attributable gold sold - oz (000) 370 345 61 253 1,029
Minority gold sold - oz (000) - 10 - 5 15
Spot price - $/oz 1,653 1,653 1,653 1,653 1,653
Price received - $/oz sold 1,652 1,642 1,646 1,652 1,648
Total cash costs - $/oz produced 849 916 937 798 866
Total production costs - $/oz produced 1,082 1,093 1,092 1,051 1,081
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 606 582 101 421 - 1,709 (80) 1,629
Cash costs (318) (338) (60) (237) 7 (946) 51 (895)
By-products revenue 1 1 - 25 1 28 - 28
Total cash costs (317) (337) (60) (212) 8 (918) 51 (867)
Retrenchment costs (1) - - (1) - (2) - (2)
Rehabilitation and other non-cash costs (5) (7) - (4) - (16) - (16)
Amortisation of assets (80) (58) (10) (56) (2) (206) 3 (203)
Total production costs (404) (401) (69) (274) 6 (1,142) 54 (1,089)
Inventory change 6 16 5 7 - 34 (2) 32
Cost of sales (398) (385) (64) (267) 6 (1,109) 52 (1,056)
Adjusted gross profit (loss)
207
197
36
154
6
601
(28)
573
Unrealised non-hedge derivatives and other
commodity contracts
(61) - - - - (61) - (61)
Gross profit (loss)
147
197
36
154
6
540
(28)
512
Corporate and other costs (2) (4) - (7) (62) (75) - (75)
Exploration and evaluation costs (3) (30) (24) (42) (9) (108) 2 (107)
Intercompany transactions - (22) (3) (1) 25 - - -
Special items (2) (9) (14) (1) 1 (25) - (25)
Operating profit (loss)
139
132
(4)
104
(39)
331
(27)
305
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) (1) - (58) (62) - (61)
Exchange gain (loss) - (5) - (2) 6 (1) 3 1
Share of equity accounted investments profit - - - (10) (4) (14) 14 -
Profit (loss) before taxation 136 127 (5) 91 (95) 255 (9) 245
Taxation (13) (68) 1 15 (20) (85) 9 (76)
Profit (loss) for the period
124
59
(5)
106
(114)
169
-
169
Equity shareholders 124 62 (5) 104 (117) 168 - 168
Non-controlling interests - (4) - 2 3 1 - 1
Operating profit (loss) 139 132 (4) 104 (39) 331 (27) 305
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 22 3 1 (25) - - -
Special items 4 7 3 1 (2) 12 - 12 Special items 4 7 3 1 (2) 12 - 12
Share of associates' EBIT - - - (10) (3) (13) 27 13
EBIT
203
161
2
95
(69)
391
-
391
Amortisation of assets 80 58 10 56 2 206 (3) 203
Share of associates' amortisation - - - - - - 3 3
EBITDA
283
218
12
151
(67)
597
-
597
Profit (loss) attributable to equity shareholders 124 62 (5) 104 (117) 168 - 168
Special items 4 7 3 1 (2) 12 - 12
Share of associates' special items - - - - - - - -
Taxation on items above (1) - (1) - - (2) - (2)
Headline earnings (loss)
126
69
(3)
104
(119)
178
-
178
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(17) - - - - (17) - (17)
Fair value adjustment on option component
of convertible bonds
- - - - 2 2 - 2
Fair value adjustment on mandatory
convertible bonds
- - - - 11 11 - 11
Adjusted headline earnings (loss)
170
69
(3)
104
(106)
235
-
235
Ore reserve development capital 67 10 3 21 - 102 - 102
Stay-in-business capital 42 81 6 34 17 181 (2) 179
Project capital 52 116 73 21 - 262 (71) 192
Total capital expenditure
161
208
82
77
17
545
(73)
472
Capitalised leased assets -
Expenditures on intangible assets (24)
Capital expenditure per statement of cash flows
448
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
230 - - - 230
Mined - 000 tonnes 1,493 387 318 543 2,742
Milled / Treated - 000 tonnes 1,299 462 217 641 2,620
Recovered grade - oz/ton 0.222 0.163 0.086 0.161 0.185
- g/tonne 7.61 5.58 2.94 5.51 6.35
Gold produced - oz (000) 318 83 21 114 535
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 3,010 - - - 3,010
Recovered grade - oz/ton 0.013 - - - 0.013
- g/tonne 0.46 - - - 0.46
Gold produced - oz (000) 44 - - - 44
OPEN-PIT OPERATION
Volume mined - 000 bcm - 15,106 559 - 15,665
Mined - 000 tonnes - 35,355 1,588 5,766 42,709
Treated - 000 tonnes - 6,217 623 238 7,078
Stripping ratio - ratio - 4.19 2.29 22.25 4.66
Recovered grade - oz/ton - 0.047 0.073 0.174 0.053
- g/tonne - 1.59 2.52 5.96 1.82
Gold produced - oz (000) - 319 50 46 415
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,182 - 16,555 18,737
Placed - 000 tonnes - 252 - 5,498 5,750
Stripping ratio - ratio - 20.19 - 1.97 2.30
Recovered grade - oz/ton - 0.021 - 0.013 0.013
- g/tonne - 0.72 - 0.44 0.45
Gold placed - oz (000) - 6 - 78 83
Gold produced - oz (000) - 6 - 73 79
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5 12 47 19 9
TOTAL
OPERATING RESULTS
QUARTER ENDED JUNE 2012
Subsidiaries' gold produced - oz (000) 362 358 71 233 1,024
Joint ventures' gold produced - oz (000) - 49 - - 49
Attributable gold produced - oz (000) 362 407 71 233 1,073
Minority gold produced - oz (000) - 12 - 20 32
Subsidiaries' gold sold - oz (000) 336 345 73 225 980
Joint ventures' gold sold - oz (000) - 50 - - 50
Attributable gold sold - oz (000) 336 395 73 225 1,030
Minority gold sold - oz (000) - 11 - 20 31
Spot price - $/oz 1,611 1,611 1,611 1,611 1,611
Price received - $/oz sold 1,604 1,606 1,608 1,611 1,607
Total cash costs - $/oz produced 779 827 1,187 671 801
Total production costs - $/oz produced 998 987 1,286 941 1,002
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 539 653 117 390 - 1,700 (81) 1,619
Cash costs (304) (347) (84) (209) 18 (926) 58 (868)
By-products revenue 22 2 - 21 - 44 - 43
Total cash costs (282) (346) (84) (189) 18 (883) 58 (825)
Retrenchment costs (2) (1) - (1) - (3) - (3)
Rehabilitation and other non-cash costs (3) (8) - (14) - (25) - (25)
Amortisation of assets (74) (58) (7) (56) (3) (198) 2 (196)
Total production costs (361) (412) (91) (260) 15 (1,109) 61 (1,049)
Inventory change 27 3 (1) 33 - 62 1 63
Cost of sales (334) (409) (92) (227) 15 (1,048) 62 (986)
Adjusted gross profit (loss)
205
244
25
163
15
652
(19)
633
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
205
244
25
163
15
652
(19)
633
Corporate and other costs (2) (2) (1) (10) (82) (97) - (97)
Exploration and evaluation costs (2) (19) (21) (40) (7) (89) 1 (87)
Intercompany transactions - (19) (3) (1) 23 - - -
Special items (1) (3) 11 2 - 8 - 8
Operating profit (loss)
200
200
11
114
(51)
474
(18)
456
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 16 13 - 13
Exchange (loss) gain - 2 - 3 4 9 (1) 8
Share of equity accounted investments profit - - - (5) (17) (22) 16 (6)
Profit (loss) before taxation 199 199 11 112 (48) 474 (3) 471
Taxation (43) (77) (4) (64) (1) (189) 3 (186)
Profit (loss) for the period
156
123
7
48
(49)
285
-
285
Equity shareholders 156 137 7 43 (56) 287 - 287
Non-controlling interests - (15) - 6 6 (2) - (2)
Operating profit (loss) 200 199 11 114 (51) 474 (18) 456
Intercompany transactions - 19 3 1 (23) - - -
Special items 2 1 - 1 - 4 - 4
Share of associates' EBIT - - - (5) (3) (9) 18 9
EBIT
203
220
15
110
(77)
469
-
469
Amortisation of assets 74 58 7 56 3 198 (2) 196 Amortisation of assets 74 58 7 56 3 198 (2) 196
Share of associates' amortisation - - - - - - 2 2
EBITDA
276
278
22
166
(74)
668
-
668
Profit (loss) attributable to equity shareholders 156 137 7 43 (56) 287 - 287
Special items 2 1 - 1 - 4 - 4
Share of associates' special items - - - - 13 13 - 13
Taxation on items above (1) 3 - - - 2 - 2
Headline earnings (loss)
157
141
7
43
(42)
307
-
307
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - (24) (24) - (24)
Fair value loss on mandatory convertible
bonds
- - - - (29) (29) - (29)
Adjusted headline earnings (loss)
157
141
7
43
(95)
253
-
253
Ore reserve development capital 62 12 4 17 - 95 - 95
Stay-in-business capital 35 87 5 22 14 163 (2) 162
Project capital 32 81 43 37 - 193 (53) 141
Total capital expenditure
130
180
52
75
14
451
(54)
397
Capitalised leased assets (2)
Expenditures on intangible assets (20)
Capital expenditure per statement of cash flows
374
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
244 - - - 244
Mined - 000 tonnes 1,534 478 283 506 2,802
Milled / Treated - 000 tonnes 1,429 496 267 559 2,751
Recovered grade - oz/ton 0.230 0.137 0.062 0.194 0.189
- g/tonne 7.87 4.71 2.13 6.64 6.49
Gold produced - oz (000) 362 75 18 119 574
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,472 - - - 2,472
Recovered grade - oz/ton 0.012 - - - 0.013
- g/tonne 0.40 - - - 0.44
Gold produced - oz (000) 32 3 - - 35
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,983 172 - 13,155
Mined - 000 tonnes - 31,335 218 6,766 38,319
Treated - 000 tonnes - 6,063 658 230 6,952
Stripping ratio - ratio - 5.43 35.22 22.71 6.42
Recovered grade - oz/ton - 0.049 0.044 0.176 0.052
- g/tonne - 1.67 1.50 6.05 1.80
Gold produced - oz (000) - 325 32 45 402
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,431 - 17,356 18,788
Placed - 000 tonnes - 261 - 5,371 5,632
Stripping ratio - ratio - 9.09 - 2.40 2.58
Recovered grade - oz/ton - 0.031 - 0.012 0.013
- g/tonne - 1.05 - 0.43 0.46
Gold placed - oz (000) - 9 - 74 83
Gold produced - oz (000) - 8 - 74 81
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 6 12 32 22 9
TOTAL
OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2011
Subsidiaries' gold produced - oz (000) 394 348 50 238 1,029
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 394 411 50 238 1,092
Minority gold produced - oz (000) - 10 - 19 29
Subsidiaries' gold sold - oz (000) 393 324 55 246 1,018
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 393 386 55 246 1,080
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,705 1,705 1,705 1,705 1,705
Price received - $/oz sold 1,718 1,724 1,683 1,697 1,713
Total cash costs - $/oz produced 757 739 1,570 524 737
Total production costs - $/oz produced 981 884 1,743 710 922
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 675 684 93 448 - 1,899 (106) 1,793
Cash costs (320) (315) (79) (183) - (897) 56 (841)
By-products revenue 22 2 - 32 - 57 - 57
Total cash costs (298) (313) (79) (151) - (840) 56 (784)
Retrenchment costs (2) (1) - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (5) - (5) - (11) - (11)
Amortisation of assets (84) (55) (9) (44) (3) (195) 2 (193)
Total production costs (386) (373) (87) (201) (3) (1,050) 58 (992)
Inventory change - 14 (5) 5 - 15 - 14
Cost of sales (386) (359) (92) (195) (3) (1,035) 58 (977)
Adjusted gross profit (loss)
290
325
-
252
(4)
864
(48)
816
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - (1) - (1)
Gross profit (loss)
290 325 - 252 (4) 863 (48) 815
Corporate and other costs (3) - - (9) (66) (78) - (78)
Exploration and evaluation costs - (18) (16) (32) (11) (78) 2 (76)
Intercompany transactions - (11) (1) (1) 13 - - -
Special items (4) (13) 11 1 (8) (13) - (13)
Operating profit (loss)
282
282
(6)
211
(75)
694
(47)
648
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 2 2 (2) (17) (15) (3) (18)
Exchange gain (loss) - (1) - 12 5 16 - 15
Share of equity accounted investments profit - - - (8) (2) (10) 34 24
Profit (loss) before taxation 280 283 (4) 213 (88) 685 (16) 669
Taxation (96) (102) 1 (27) 4 (220) 16 (204)
Profit (loss) for the period
184
182
(3)
187
(84)
465
-
465
Equity shareholders 184 178 (3) 180 (83) 456 - 456
Non-controlling interests - 4 - 7 (1) 9 - 9
Operating profit (loss) 282 282 (6) 211 (75) 694 (47) 648
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Intercompany transactions - 11 1 1 (13) - - -
Special items 5 10 - - 8 22 - 22
Sh f i t ' EBIT (8) (2) (10) 47 36 Share of associates' EBIT - - - (8) (2) (10) 47 36
EBIT
287
303
(5)
204
(82)
707
-
707
Amortisation of assets 84 55 9 44 3 195 (2) 193
Share of associates' amortisation - - - - - - 2 2
EBITDA
371
358
4
248
(79)
902
-
902
Profit (loss) attributable to equity shareholders 184 178 (3) 180 (83) 456 - 456
Special items 5 10 - - 8 22 - 22
Share of associates' special items - - - - - - - -
Taxation on items above (2) - - - - (2) - (2)
Headline earnings (loss)
187
187
(3)
180
(75)
476
-
476
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (11) (11) - (11)
Fair value loss on mandatory convertible
bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
187
187
(3)
181
(95)
457
-
457
Ore reserve development capital 71 13 5 17 - 106 - 106
Stay-in-business capital 43 66 2 40 10 161 (2) 159
Project capital 26 22 25 68 - 141 (18) 123
Total capital expenditure
140
101
32
125
10
408
(20)
388
Capitalised leased assets -
Expenditures on intangible assets (6)
Capital expenditure per statement of cash flows
382
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
630 - - - 630
Mined - 000 tonnes 4,078 1,189 977 1,722 7,965
Milled / Treated - 000 tonnes 3,602 1,335 1,011 1,985 7,933
Recovered grade - oz/ton 0.227 0.137 0.074 0.157 0.175
- g/tonne 7.80 4.71 2.54 5.37 6.00
Gold produced - oz (000) 903 202 83 342 1,530
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 12,547 265 - - 12,812
Recovered grade - oz/ton 0.010 0.007 - - 0.010
- g/tonne 0.340 0.230 - - 0.340
Gold produced - oz (000) 138 2 - - 140
OPEN-PIT OPERATION
Volume mined - 000 bcm - 41,393 2,662 - 44,055
Mined - 000 tonnes - 97,861 6,980 17,550 122,391
Treated - 000 tonnes - 18,230 1,564 715 20,509
Stripping ratio - ratio - 4.53 4.85 21.14 5.22
Recovered grade - oz/ton - 0.046 0.070 0.170 0.052
- g/tonne - 1.57 2.39 5.84 1.78
Gold produced - oz (000) - 923 120 134 1,177
HEAP LEACH OPERATION
Mined - 000 tonnes - 6,435 - 47,760 54,195
Placed - 000 tonnes - 813 - 16,606 17,419
Stripping ratio - ratio - 16.00 - 1.99 2.31
Recovered grade - oz/ton - 0.023 - 0.012 0.013
- g/tonne - 0.78 - 0.42 0.43
Gold placed - oz (000) - 20 - 222 242
Gold produced - oz (000) - 19 - 218 237
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5 11 45 18 9
TOTAL
OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2012
Subsidiaries' gold produced - oz (000) 1,041 992 203 695 2,930
Joint ventures' gold produced - oz (000) - 154 - - 154
Attributable gold produced - oz (000) 1,041 1,146 203 695 3,084
Minority gold produced - oz (000) - 32 - 44 76
Subsidiaries' gold sold - oz (000) 1,012 1,008 202 716 2,938
Joint ventures' gold sold - oz (000) - 150 - - 150
Attributable gold sold - oz (000) 1,012 1,158 202 716 3,088
Minority gold sold - oz (000) - 32 - 47 79
Spot price - $/oz 1,651 1,651 1,651 1,651 1,651
Price received - $/oz sold 1,654 1,646 1,648 1,648 1,649
Total cash costs - $/oz produced 825 851 1,143 670 821
Total production costs - $/oz produced 1,062 1,018 1,268 916 1,027
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 1,669 1,958 333 1,243 - 5,203 (248) 4,955
Cash costs (899) (1,008) (232) (635) 31 (2,744) 162 (2,582)
By-products revenue 41 5 1 86 1 133 (1) 132
Total cash costs (859) (1,003) (232) (549) 32 (2,611) 161 (2,450)
Retrenchment costs (5) (1) - (3) - (9) - (8)
Rehabilitation and other non-cash costs (11) (21) - (19) - (51) 1 (50)
Amortisation of assets (231) (172) (25) (162) (7) (598) 7 (591)
Total production costs (1,106) (1,197) (257) (733) 24 (3,268) 168 (3,100)
Inventory change 31 (3) 2 41 - 71 (3) 68
Cost of sales (1,075) (1,200) (254) (692) 24 (3,197) 165 (3,032)
Adjusted gross profit (loss)
594
758
78
551
24
2,006
(83)
1,923
Unrealised non-hedge derivatives and
other commodity contracts
(61) - - - - (61) - (61)
Gross profit (loss)
534
758
78
551
24
1,945
(83)
1,862
Corporate and other costs (6) (9) (1) (26) (205) (247) - (247)
Exploration and evaluation costs (7) (73) (62) (107) (26) (275) 4 (271)
Intercompany transactions - (58) (10) (2) 69 - - -
Special items (3) (7) 11 1 (2) - - -
Operating profit (loss)
518
611
17
417
(140)
1,424
(79)
1,344
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(5) (3) - (1) 46 36 1 38
Exchange (loss) gain - (1) 1 (1) 7 6 3 7
Share of equity accounted investments profit - - - (19) (17) (36) 51 16
Profit (loss) before taxation 512 607 17 396 (104) 1,429 (24) 1,405
Taxation 34 (285) (8) (119) (19) (397) 24 (373)
Profit (loss) for the period
546
322
9
277
(123)
1,032
-
1,032
Equity shareholders 546 336 9 259 (132) 1,019 - 1,019
Non-controlling interests - (14) - 18 9 13 - 13
Operating profit (loss) 518 611 17 417 (140) 1,424 (79) 1,344
Unrealised non-hedge derivatives and
other commodity contracts
61 - - - - 61 - 61
Intercompany transactions - 58 10 2 (69) - - -
Special items 7 (2) 3 1 (1) 9 - 9 Special items 7 (2) 3 1 (1) 9 9
Share of associates' EBIT - - - (19) (7) (26) 79 53
EBIT
586
668
30
401
(218)
1,467
-
1,467
Amortisation of assets 231 172 25 162 7 598 (7) 591
Share of associates' amortisation - - - - - - 7 7
EBITDA
816
840
55
563
(210)
2,065
-
2,065
Profit (loss) attributable to equity shareholders 546 336 9 259 (132) 1,019 - 1,019
Special items 7 (2) 3 1 (1) 9 - 9
Share of associates' special items - - - - 9 9 - 9
Taxation on items above (2) 2 (1) - - (1) - (1)
Headline earnings (loss)
552
336
11
261
(124)
1,036
-
1,036
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(17) - - - - (17) - (17)
Fair value adjustment on option component
of convertible bonds
- - - - (66) (66) - (66)
Fair value loss on mandatory convertible
bonds
- - - - (97) (97) - (97)
Adjusted headline earnings (loss)
595
336
11
261
(287)
917
-
917
Ore reserve development capital 188 34 12 53 - 286 - 286
Stay-in-business capital 96 232 15 69 35 447 (6) 441
Project capital 112 244 149 111 - 617 (155) 462
Total capital expenditure
396
510
176
233
35
1,350
(161)
1,189
Capitalised leased assets (2)
Expenditures on intangible assets (52)
Capital expenditure per statement of cash flows
1,135
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
770 - - - 770
Mined - 000 tonnes 4,757 1,364 726 1,491 8,337
Milled / Treated - 000 tonnes 4,317 1,480 727 1,546 8,070
Recovered grade - oz/ton 0.231 0.139 0.102 0.189 0.194
- g/tonne 7.91 4.76 3.48 6.49 6.66
Gold produced - oz (000) 1,098 226 81 323 1,729
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 7,960 - - - 7,960
Recovered grade - oz/ton 0.015 - - - 0.015
- g/tonne 0.50 - - - 0.52
Gold produced - oz (000) 128 5 - - 133
OPEN-PIT OPERATION
Volume mined - 000 bcm - 39,663 1,409 - 41,071
Mined - 000 tonnes - 94,495 3,651 20,233 118,378
Treated - 000 tonnes - 16,996 1,911 688 19,595
Stripping ratio - ratio - 4.44 6.62 23.45 5.33
Recovered grade - oz/ton - 0.048 0.048 0.167 0.052
- g/tonne - 1.64 1.65 5.72 1.79
Gold produced - oz (000) - 898 102 127 1,126
HEAP LEACH OPERATION
Mined - 000 tonnes - 4,666 - 49,314 53,980
Placed - 000 tonnes - 825 - 16,011 16,836
Stripping ratio - ratio - 6.92 - 2.18 2.35
Recovered grade - oz/ton - 0.031 - 0.012 0.013
- g/tonne - 1.05 - 0.40 0.43
Gold placed - oz (000) - 28 - 206 234
Gold produced - oz (000) - 21 - 208 229
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 6 11 38 21 9
TOTAL
OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2011
Subsidiaries' gold produced - oz (000) 1,226 965 183 657 3,031
Joint ventures' gold produced - oz (000) - 186 - - 186
Attributable gold produced - oz (000) 1,226 1,151 183 657 3,217
Minority gold produced - oz (000) - 33 - 58 91
Subsidiaries' gold sold - oz (000) 1,225 955 187 661 3,028
Joint ventures' gold sold - oz (000) - 184 - - 184
Attributable gold sold - oz (000) 1,225 1,139 187 661 3,212
Minority gold sold - oz (000) - 35 - 58 93
Spot price - $/oz 1,534 1,534 1,534 1,534 1,534
Price received - $/oz sold 1,542 1,540 1,511 1,541 1,539
Total cash costs - $/oz produced 693 753 1,414 498 716
Total production costs - $/oz produced 918 902 1,570 720 910
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 1,889 1,807 282 1,095 - 5,072 (282) 4,791
Cash costs (932) (898) (260) (493) 20 (2,564) 158 (2,406)
By-products revenue 82 6 1 86 1 176 (1) 175
Total cash costs (850) (893) (259) (407) 21 (2,388) 157 (2,231)
Retrenchment costs (7) (1) - (2) - (11) - (10)
Rehabilitation and other non-cash costs (6) (20) (1) (46) - (73) 1 (72)
Amortisation of assets (263) (152) (28) (122) (9) (574) 6 (566)
Total production costs (1,126) (1,067) (287) (577) 12 (3,045) 164 (2,881)
Inventory change - (9) - 42 - 33 (2) 31
Cost of sales (1,126) (1,076) (287) (536) 12 (3,012) 162 (2,849)
Adjusted gross profit (loss)
763
731
(5)
559
12
2,061
(120)
1,942
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - (1) - (1)
Gross profit (loss)
763
732
(5)
558
12
2,060
(119)
1,941
Corporate and other costs (9) (7) (2) (33) (181) (232) (1) (233)
Exploration and evaluation costs (1) (51) (38) (81) (29) (200) 4 (196)
Intercompany transactions - (34) (1) (2) 37 - - -
Special items (12) 561 35 2 (568) 18 - 18
Operating profit (loss)
742
1,201
(12)
445
(729)
1,647
(117)
1,530
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(4) (1) 2 (3) 83 78 (3) 74
Exchange gain (loss) - (8) - 12 5 8 3 12
Share of equity accounted investments
profit (loss)
- - - (15) (7) (21) 78 57
Profit (loss) before taxation 738 1,192 (10) 439 (648) 1,711 (38) 1,673
Taxation (230) (214) 1 (68) (4) (515) 38 (477)
Profit (loss) for the period
509
977
(9)
371
(652)
1,196
-
1,196
Equity shareholders 509 964 (9) 359 (655) 1,167 - 1,167
Non-controlling interests - 14 - 12 3 29 - 29
Operating profit (loss) 742 1,201 (12) 445 (729) 1,647 (117) 1,530
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Intercompany transactions - 34 1 2 (37) - - -
Special items 14 (539) (3) (1) 561 31 31 Special items 14 (539) (3) (1) 561 31 - 31
Share of associates' EBIT - - - (15) (4) (19) 117 98
EBIT
756
695
(14)
432
(209)
1,660
-
1,660
Amortisation of assets 263 152 28 122 9 574 (6) 567
Share of associates' amortisation - - - - - - 6 6
EBITDA
1,019
848
14
553
(201)
2,234
-
2,234
Profit (loss) attributable to equity shareholders 509 964 (9) 359 (655) 1,167 - 1,167
Special items 14 (539) (3) (1) 561 31 - 31
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (7) - 1 - - (7) - (7)
Headline earnings (loss)
516
424
(11)
358
(92)
1,194
-
1,194
Unrealised non-hedge derivatives and
other commodity contracts
- - - 1 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bond
- - - - (98) (98) - (98)
Fair value loss on mandatory convertible bond - - - - (95) (95) - (95)
Adjusted headline earnings (loss)
516
424
(11)
359
(286)
1,002
-
1,002
Ore reserve development capital 204 37 9 48 - 299 - 299
Stay-in-business capital 86 162 6 81 13 348 (4) 344
Project capital 61 69 46 179 - 355 (54) 301
Total capital expenditure
351
268
62
308
14
1,002
(58)
944
Capitalised leased assets 1
Expenditures on intangible assets (6)
Capital expenditure per statement of cash flows
939
Rounding of figures may result in computational discrepancies.

Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor: UBS (South Africa) (Pty) Ltd
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani~ (Chief Executive Officer)
S Venkatakrishnan*
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston~
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian
Officers
Group General Counsel and Company
Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: FMgidi@AngloGoldAshanti.com
United Kingdom
Michael Bedford
Telephone+44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 08, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary